SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January , 2006

Commission File Number: 333-115996

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

Table of Contents

Information furnished in this form:

1. Revised Third quarter and Year-to-Date results of Concordia Bus Nordic Holding AB and Swebus AB.

CONCORDIA BUS NORDIC HOLDING AB
STOCKHOLM, SWEDEN

THIRD QUARTER SEPTEMBER 1, 2005 – NOVEMBER  30, 2005
AND
NINE MONTHS PERIOD MARCH 1, 2005 – NOVEMBER 30, 2005

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements –Concordia Bus Nordic Holding AB (publ)

Unaudited consolidated interim statements of operations for the three months ended November 30, 2005 and November 30, 2004

Unaudited consolidated interim statements of operations for the nine months ended November 30, 2005 and November 30, 2004

Unaudited interim consolidated balance sheets as of November 30, 2005 and February 28, 2005

Unaudited consolidated interim cash flow statements for the nine months ended November 30, 2005 and November 30, 2004

Notes to unaudited consolidated interim financial statements

Unaudited Consolidated financial statements –Swebus AB

Unaudited consolidated interim statements of operations for the three months ended November 30, 2005 and November 30, 2004

Unaudited consolidated interim statements of operations for the nine months ended November 30, 2005 and November 30, 2004

Unaudited interim consolidated balance sheets as of November 30, 2005 and February 28, 2005

Unaudited consolidated interim cash flow statements for the nine months ended November 30, 2005 and 2004

Notes to unaudited consolidated interim financial statements

CONCORDIA BUS NORDIC HOLDING AB (PUBL)
THIRD QUARTER AND NINE MONTHS PERIOD ENDED REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby announces its unaudited interim financial statements for the three-month and nine-month periods ended November 30, 2005. The Company is a wholly owned subsidiary of Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm, “Bus”), which is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 10. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2006” for the year ending February 28, 2006). The end of the third financial quarter for Nordic is November 30 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements.

On October 4, 2006 holders of an aggregate principal amount of €159,855,000 of Bus’ 11% Senior Subordinated Notes due 2010 exchanged their Senior Subordinated Notes for shares in Bus.  On December 12, 2005, Bus purchased €87,000 Senior Subordinated Notes in a tender offer. Only €58,000 in aggregate principal amount of the Senior Subordinated Notes remains outstanding.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Third quarter ended November 30, 2005 compared to the third quarter ended November 30, 2004

	2005		2004
	SEK million	%	SEK million	%

Revenues	1,216	100.0%	1,224	100.0%
Operating profit (loss)	(30)	2.5%	(3)	0.2%
Net loss	(86)	7.0%	(18)	1.5%

Nine-month period ended November 30, 2005 compared to the nine-month period ended November 30, 2004

	2005		2004
	SEK million	%	SEK million	%

Revenues	3,507	100.0%	3,599	100.0%
Operating profit (loss)	(151)	4.3%	(22)	0.6%
Net loss	(397)	11.3%	(110)	3.1%

Third quarter ended November 30, 2005 compared to the third quarter ended November 30, 2004

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section “Liquidity and Capital Resources” which provides analysis between the respective year to date periods.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues decreased by SEK 8 million, or 0.7%, from SEK 1,224 million for the quarter ended November 30, 2004 to SEK 1,216 million for the quarter ended November 30, 2005.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 17 million, or 2%, from SEK 1,085 million for the three months ended November 30, 2004, to SEK 1,068 million for the three months ended November 30, 2005. Our decrease in revenue is principally due to lost contracts, which provided a decrease of SEK 106 million. This was offset by higher prices on our existing and renewed contracts, which provided an increased revenue of SEK 62 million, increased volume on existing contracts resulting in increased revenue of SEK 17 million and winning of new contracts resulting in an increase of SEK 10 million.

Revenues from express bus services increased by SEK 9 million, or 11%, from SEK 81 million for the three months ended November 30, 2004, to SEK 90 million for the three months ended November 30, 2005. This increase is due to a higher yield from passenger tickets marginal of SEK 6 million, and increased number of passengers providing an increase of SEK 3 million.

Revenues from coach hire services increased by SEK 5 million or 16% from SEK 32 million for the three months ended November 30, 2004 to SEK 37 million for the three months ended November 30, 2005. The increase is due to increased volume in Stockholm area of SEK 3 million and the tourist traffic in FO-resor.

Other revenues amounted to SEK 21 million for the quarter ended November 30, 2005 and SEK 26 million for the three months ended November 30, 2004. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net of gain and loss on our sale of fixed assets is comprised of sales of buses and other assets held by Nordic. Gain on sale of fixed assets was SEK 9 million for the three months ended November 30, 2005, compared to a loss on sale of fixed assets of SEK 3 million for the three months ended November 30, 2004. We realised SEK 20 million in cash on the sale of 194 buses during the quarter, giving a net gain on sale of SEK 6 million. We have also sold financial assets with a gain of SEK 3 million.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 45 million, or 4%, from SEK 1,145 million for the three months ended November 30, 2004 to SEK 1,190 million for the three months ended November 30, 2005. This increase is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs increased by 15% or SEK 38 million, to SEK 292 million for the three months ended November 30, 2005 from SEK 254 million for the three months ended November 30, 2004. The increase was largely due to an increase in fuel prices of SEK 46 million, which was offset by decreased fuel costs of SEK 10 million as a result of reduced traffic from our lost contracts. Our average fuel price for the three months was SEK 8.09 per liter compared to 6.13 per liter for the same three months last year. In addition, costs for maintenance, tyres and washing and cleaning increased by SEK 2 million, compared to the three months ended November 30, 2004.

There has been a 1% decrease in personnel costs, by SEK 6 million to SEK 637 million, for the three months ended November 30, 2005 from SEK 643 million for the three months ended November 30, 2004. The decrease is mainly due to decreased number of employees due to lost contracts of approximately SEK 43 million, decreased other costs of SEK 10 million.  This was offset by an effective pay increase resulting in increased salary costs of approximately SEK 47 million.

Operating lease charges decreased by SEK 1 million to SEK 107 million for the three months ended November 30, 2005  from SEK 108 million for the three months ended November 30, 2004. This decrease was principally a result of decreased lease charges for buses entering into the second lease term, this was offset by a higher number of operational lease buses we are utilizing under operating leases.  The total number of buses under operating leases was 1,565 as of November 30, 2005 compared to 1,448 as of November 30, 2004.

Other external costs increased 11% by SEK 15 million, to SEK 155 million for the three months ended November 30, 2005  from SEK 140 million for the three months ended November 30, 2004. The increase was largely due to professional fees in connection with the restructuring of Concordia Bus of  SEK 4 million, increased subcontracting costs of SEK 8 million and increased other professional fees and management recharge of SEK 4 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included.

Depreciation and amortization costs decreased by SEK 15 million from SEK 79 million for the three months ended November 30, 2004 to SEK 64 million for three months ended November 30, 2005, mainly as a result of write-down of surplus buses made in the third quarter last year of SEK 12 million, and also due to reduction of buses in the fleet that we own. Total goodwill amortization included in depreciation during the period was SEK 4 million. Number of owned units as of November 30, 2005 was 1,905, compared to 2,235 as of November 30, 2004.

Operating profit/loss

Operating loss increased by SEK 27 million from a loss of SEK 3 million for the three months ended November 30, 2004 to a loss of SEK 30 million for the three months ended November 30, 2005.

Operating profit from bus operations for public authorities decreased by SEK 6 million from an operating profit of SEK 5 million for the three months ended November 30, 2004, to an operating loss of SEK 1 million for the three months ended November 30, 2005, largely as a result of higher fuel costs.

Operating profit from express bus services decreased by SEK 5 million from SEK 7 million for the three months ended November 30, 2004, to SEK 2 million for the three months ended November 30, 2004, due to increased fuel cots, increased staff costs and increased subcontracting.

Operating profit from coach hire services was SEK 0 million for the three months ended November 30, 2005, compared to an operating profit of SEK 2 million for the three months ended November 30, 2004.

Head office items and others increased by SEK 13 million from SEK 14 million for the three months ended November 30, 2004, to SEK 27 million for the three months ended November 30, 2005, mainly due to restructuring costs.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses increased by SEK 41million to a net financial expense of SEK 56 million for the three months ended November 30, 2005 from SEK 15 million for the three months ended November 30, 2004. This result can be primarily attributed to foreign exchange loss of SEK 18 million this quarter, compared to a foreign exchange gain of SEK 23 million for the three months ended November 30, 2004.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the three months ended November 30, 2005 was 0%. This effective tax rate resulted from amortization of goodwill of 5%, and valuation allowances of net operating losses of 23%.

Nine-month period ended November 30, 2005 compared to the nine-month period ended November 30, 2004

The following section provides an analysis of our results of operations between the actual numbers for the nine month period March 1 – November 30, 2005 as compared with the nine month period March 1 – November 30, 2004.

Revenues

Revenues decreased SEK 92 million, or 3%, from SEK 3,599 million for the nine months ended November 30, 2004, to SEK 3,507 million for the nine months ended November 30, 2005.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 135 million, or 4%, from SEK 3,178 million for the nine months ended November 30, 2004, to SEK 3,043 million for the nine months ended November 30, 2005.

The decrease in revenue is principally due to lost contracts of SEK 370 million and decreased volume in existing contracts of SEK 12 million. This was offset by our winning of new contracts, which provided an increase of SEK 73 million and increased prices in existing contracts of SEK 163 million. Added to this, we have a positive foreign exchange variance of SEK 11 million.

Revenues from express bus services increased by SEK 21 million, or 8%, from SEK 257 million for the nine months ended November 30, 2004 to SEK 278 million for the nine months ended November 30, 2005. This increase is due increased number of passenger providing an increase of SEK 9 million, a higher yield from passenger tickets marginal, providing an increase of SEK 12 million.

Revenues from coach hire increased by SEK 18 million, or 19%, from SEK 95 million for the nine months ended November 30, 2004, to SEK 113 million  for the nine months ended November 30, 2005. The increase is attributed to revenues from the tourist traffic in FO-resor, which was acquired September 1, 2004, and increased volume in the Stockholm area.

Other revenues amounted to SEK 69 million for the nine months ended November 30, 2004, and SEK 73 million for the nine months ended November 30, 2005. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets was SEK 5 million for the nine months ended November 30, 2005 and SEK 3 million for the nine months ended November 30, 2004.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 57 million, or 2%, from SEK 3,392 for the nine months ended November 30, 2004 to SEK 3,449 million for the nine months ended November 30, 2005. This increase is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs have increased by SEK 78 million or 11% to SEK 801 million for the nine months ended November 30, 2005 from SEK 723 million for the nine months ended November 30, 2004. The increase was largely due to an increase in fuel prices of SEK 104 million, which was offset by decreased fuel costs of SEK 25 million as a result of reduced traffic from our lost contracts. Our average fuel price for the nine-month period was SEK 7.56 per liter compared to 6.15 per liter for the same period last year. In addition, costs for maintenance, tyres and washing and cleaning decreased by SEK 1 million, compared to the the nine months ended November 30, 2004.

There has been a 4% decrease in personnel costs, by SEK 80 million to SEK 1,861 million, for the nine months ended November 30, 2005 from SEK 1,941 million for the nine months ended November 30, 2004. This is mainly a result from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of  SEK 177 million. This decrease was partly offset by an increase in wages resulting from an effective increase in salary of SEK 113 million. Added to this, other personnel costs have decreased by SEK 13 million and pension premiums decreased by SEK 3 million.

Operating lease charges increased by SEK 12 million or by 4% to SEK 328 million for the nine months ended November 30, 2005 from SEK 316 million for the nine months ended November 30, 2004. This increase was principally a result of increased use of operating leases for buses. The total number of buses under operating leases was 1,565 as of November 30, 2005 compared to 1,448 as of November 30, 2004.

Other external costs increased by SEK 48 million to SEK 459 million for the nine months ended November 30, 2005 from SEK 411 million for the nine months ended November 30, 2004. The increase was largely due to professional fees in connection with the restructuring of Concordia Bus of  SEK 30 million, increased insurance premiums of SEK 5 million, an increase in marketing and sales costs of SEK 5 million and increased other costs of SEK 10 million. This was offset by decreased management recharge and other professional fees of SEK 2 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included.

Depreciation and amortization costs decreased by SEK 18 million, or 8%, from SEK 232 million for the nine months ended November 30, 2004, to SEK 214 million for the nine months ended November 30, 2005. This is mainly due to a lower number of buses in the fleet that we own. Number of owned buses as of November 30, 2005 was 1,905, compared to 2,235 as of November 30, 2004.

Operating profit/loss

Operating loss was SEK 151 million for the nine months ended November 30, 2005, compared to an operating loss of SEK 22 million for the nine months ended November 30, 2004.

Operating loss from bus operations for local public transportation authorities was SEK 80 million for the nine months ended November 30, 2005, compared to an operating loss of SEK 12 million for the nine months ended November 30, 2004, mainly due to higher fuel costs and increased operating lease charges.

Operating profit from express bus services decreased by SEK 14 million to SEK 12 million for the nine months ended November 30, 2005 compared to SEK 26 million for the nine months ended November 30, 2004, mainly due to increased fuel prices, increased subcontracting and staff costs.

Operating profit from coach hire services decreased by SEK 4 million to SEK 4 million for the nine months ended November 30, 2005 compared to SEK 8 million for the nine months ended November 30, 2004.

Head office costs and others items increased from SEK 34 million for the nine months ended November 30, 2004, to SEK 76 million for the nine months ended November 30, 2005, mainly due to costs related to the restructuring of Concordia Bus.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans and other financial indebtedness. Financial income and expenses (net) increased by SEK 159 million from a net financial expense of SEK 87 million for the nine months ended November 30, 2004, to SEK 246 million for the nine months ended November 30, 2005.

This result can be primarily attributed to the restructuring of Concordia, where we had costs for consent fees, funding fees and commitment fees of a total of SEK 71 million and higher interest cost of SEK 11 million due to increased loans. Added to this, we had a foreign exchange loss of SEK 51 million for the nine months ended November 30, 2005, compared to a foreign exchange gain of SEK 35 million for the nine month period ended November 30, 2004. This was offset by lower interest costs from the subordinated shareholder loan from our ultimate parent Bus of SEK 8 million.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the nine months ended November 30, 2005 was 0%. This effective tax rate resulted from amortization of goodwill of 3% and valuation allowance of net operating losses of 25%.

Trend Information

During the nine-months period ended November 30, 2005 we submitted tenders for 1411 out of the buses that were open for competitive tenders, which included contracts for routes where we operated 473 buses. Results for 1072 of those tendered buses have been announced, 329 of which were for buses we operated. Concordia has won 514 buses in total of tenders announced during the first half-year consisting of 135 buses that we currently operate and 379 buses that were won from the competition. We await results for 339 buses including 144 buses that we operate. We envisage bidding for a further 53 units this year of which Concordia currently operates 16 units.

Liquidity and Capital Resources

In connection with the restructuring of the Concordia group of companies that was agreed to on July 22, 2005, holders of an aggregate principal amount of €159,855,000 of Bus’  Subordinated Notes exchanged, on October 4, 2005, their Subordinated Notes for equity in Bus.  On December 12, 2005, holders of an aggregate principal amount of €87,000 of Subordinated Notes accepted a change of control offer made by Bus.  Currently, only €58,000 in aggregate principal amount of Subordinated Notes remains outstanding.  Also in connection with that restructuring, Bus incurred a €45,000,000 liability under a mezzanine facility that it entered into on July 22, 2005 (the “Mezzanine Facility”) in order to pay for the restructuring and to strengthen the group companies, in particular our subsidiary Concordia Bus Nordic AB (“Nordic”), with additional capital.  The restructuring, therefore, reduced pressure on the liquidity and capital resources of the Concordia group of companies because very few Subordinated Notes remain outstanding but the incurrence of debt under the Mezzanine Facility has mitigated that benefit to a certain extent. We, as the intermediate company between Bus, the ultimate parent company of the Concordia group of companies, and Nordic, the holding company for our operating companies, do not have significant liquidity and capital resources or needs.  However, the liquidity and capital resource needs for Nordic are significant because it must service its own debt under its 9.125% €130,000,000 Senior Secured Notes due 2009 (the “Senior Notes”) and, through interest payments on the Subordinated Shareholder Loan between Nordic and Bus, the Mezzanine Facility and the remaining Subordinated Notes.

Nordic’s liquidity requirements arise primarily from its need to fund lease payments, purchase buses, service its own debt obligations and those of Bus, fund its working capital requirements and expand its business.  In order for Bus to meet its interest payment obligations under the Mezzanine Facility Nordic must distribute €3.8 million per annum to Bus.  As of November 30, 2005, Nordic’s net debt obligations to Bus amounted to SEK 234 million.  Nordic’s own debt obligations are mostly comprised of its obligations in connection with the Senior Notes.  As of November 30, 2005 Nordic had total net indebtedness to third parties of SEK 916 million after deducting its cash balance of SEK 338 million. Nordic’s interest expense for the nine months ended November 30, 2005 was SEK 114 million.

Furthermore, as Nordic is a holding company, its principal asset is its investment in its subsidiaries.  It conducts no business or operations except through direct and indirect subsidiaries.  The ability of Nordic’s subsidiaries to make funds available to it is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject.  It is also subject to Nordic’s subsidiaries’ ability to generate cash in the future and their ability to generate distributable reserves or other funds available for that purpose.  Nordic’s substantial indebtedness, together with the restrictions imposed on it by the indenture for the Senior Notes, could also affect its ability to make additional borrowings, dividend payments or investments and this could impair its liquidity or increase its need for additional capital.

Net cash used by operating activities was negative SEK 197 million for the nine months ended November 30, 2005, compared to negative cash flow of SEK 69 million for the nine months ended November 30, 2004. The main reason for the negative cash flow is payment of restructuring fees of a total of SEK 146 million.

Net capex was positive SEK 28 million for the nine months ended November 30, 2005. Investments in tangible fixed asset were SEK 24 million for the nine months ended November 30, 2005, compared to SEK 99 million for the nine months ended November 30, 2004. The capital expenditure is attributet to purchase of equipment in Sweden and Norway. During the period we have sold buses and equipment worth of SEK 36 million and financial fixed assets worth of 16 million. Cash from financing activities are positive SEK 328. This is a result of the restructuring where we received SEK 333 million in shareholders contribution from Bus. Payment of financial lease obligation amounts to SEK 5 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•              Interest rates on debt;

•              Foreign exchange rates;

•              Fuel prices; and

•              Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We are exposed to interest rate fluctuations on our lease debt. Based on the nominal value of the operational lease debt at November 30, 2005 of SEK 2,078 million, a 1% change in interest rates would increase lease charges by approximately SEK 20,7 million per annum. Senior secured notes outstanding at November 30, 2005 with a carrying value of SEK 1,238 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 11,3 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no hedges in place. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 10,2 million per annum.

Inflation

Inflation had no material impact on our operations during the nine months ended November 30, 2005 or the nine months ended November 30, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THIRD QUARTER

(in millions of SEK except loss per share)	Note	September 1, 2005 – November 30, 2005	September 1, 2004 – November 30, 2004
		(Unaudited)	(Unaudited)

Net revenue	1	1,216	1,224

Fuel, tires and other consumables		(292)	(254)
Personnel costs		(637)	(643)
Operating lease charges	4	(107)	(108)
Other external costs		(155)	(140)
Gain (Loss) on sale of fixed assets		9	(3)
Depreciation and amortization		(64)	(79)
Operating Profit (Loss)	1	(30)	(3)

Interest income		1	9
Interest expense and similar items	2	(57)	(24)
Financial income and expenses		(56)	(15)
Loss after financial items		(86)	(18)

Taxes		0	0

Net loss for the period		(86)	(18)

Loss per share (in thousands of SEK)		(287)	(61)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS PERIOD

(in millions of SEK except loss per share)	Note	March 1, 2005 – November 30, 2005	March 1, 2004 – November 30, 2004
		(Unaudited)	(Unaudited)

Net revenue	1	3,507	3,599

Fuel, tires and other consumables		(801)	(724)
Personnel costs		(1,861)	(1,941)
Operating lease charges	4	(328)	(316)
Other external costs		(459)	(411)
Gain (Loss) on sale of fixed assets		5	3
Depreciation and amortization		(214)	(232)
Operating Profit (Loss)	1	(151)	(22)

Interest income		2	18
Interest expense and similar items	2	(248)	(105)
Financial income and expenses		(246)	(87)
Loss after financial items		(397)	(109)

Taxes		0	(1)

Net loss for the period		(397)	(110)

Loss per share (in thousands of SEK)		(1,322)	(367)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED BALANCE SHEETS

ASSETS

(In millions of SEK)	Note	November 30, 2005	February 28, 2005
		(Unaudited)

Fixed assets
Goodwill		218	209
Total intangible fixed assets		218	209

Buildings and land		2	2
Equipment, tools, fixtures and fittings		27	27
Vehicles		1,025	1,228
Total tangible fixed assets		1,054	1,257

Capitalized borrowing costs		35	42
Other long-term receivables		5	6
Total financial fixed assets		40	48

Total fixed assets		1,312	1,514

Current assets

Inventories		32	33

Accounts receivable		403	345
Other current receivables		51	76
Accrued income and prepaid expenses		88	143
Total receivables		542	564

Cash and bank balances	3,7	338	175

Total current assets		912	772

TOTAL ASSETS		2,224	2,286

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SHAREHOLDERS’ EQUITY AND LIABILITIES

(in millions of SEK)	Note	November 30, 2005	February 28, 2005
		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (160 000 shares at par value SEK 100)		0	0
Restricted reserves		132	132
Total restricted equity		132	132

Non-restricted equity
Retained earnings		82	120
Net loss		(397)	(396)

Total non-restricted equity		(315)	(276)

Total shareholder’s equity	6	(183)	144

Liabilities

Provisions:
Provisions for pensions and similar commitments		49	51
Other provisions		21	60

Total provisions		70	111

Non current liabilities
Financial leasing obligations	3	10	12
Bonds, issued	3	1,238	1,176

Total non current liabilities		1,248	1,188

Current liabilities
Short-term portion of financial leasing obligations	3	6	8
Accounts payable		172	216
Liabilities due to group companies		234	292
Other current liabilities		137	157
Accrued expenses and deferred income		540	458

Total current liabilities		1,089	1,131

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,224	2,286

		November 30, 2005	February 28, 2005
		(Unaudited)
PLEDGED ASSETS AND CONTINGENT LIABILITIES	5
Pledged assets		1,429	1,613
Contingent liabilities		—	—
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,429	1,613

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2005 – November 30, 2005	Group March 1, 2004 – November 30, 2004
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(397)	(109)
- Reversal of depreciation and amortization		214	232
- Reversal of capital (gains) losses		(4)	(3)
- Reversal of change of provisions		(35)	(45)
- Reversal of capitalized cost write-offs		7	7
Change in interest receivables		(1)	(17)
Change in interest liabilities		46	38
Paid taxes		(0)	(1)
Unrealised exchange loss/(gain)		57	(30)
		(113)	72

Change in working capital
Increase (-)/decrease (+) in stock		2	(2)
Increase (-)/decrease (+) in current receivables		(2)	(8)
Increase (+)/decrease (-) in current liabilities		(84)	(131)

Net cash flow provided by (used in) operating activities		(197)	(69)

Cash flow from investing activities
Investments in financial fixed assets		0	(5)
Investments in land, buildings, machinery and equipment		(24)	(99)
Sales of land, buildings, machinery and equipment		36	28
Sale of financial fixed assets		16	10
Net cash flow used in investing activities		28	(66)

Cash flow from financing activities
Shareholders contribution		333	—
Proceeds from borrowings		235	—
Payments of long-term borrowings		(240)	(4)
Net cash flow provided by (used in) financing activities		328	(4)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		159	(139)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		175	346

Translation difference		4	(1)

CASH AND BANK BALANCES AT END OF PERIOD		338	206

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic Holding AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary to Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Nordic also operates extensive Inter city express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm region.

Accounting principles

The same accounting policies and methods of computation are followed for the nine months ended November 30, 2005 consolidated financial statements as compared with the most recent annual financial statements.

Going concern

Concordia has over time accumulated significant losses, whereby shareholder equity has become negative and cash and bank balances have decreased, even though additional cash was contributed through the refinancing project consummated in February 2004 and through the Restructuring.  The consolidated statements of operations for the nine months ended November 30, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2005 – November 30, 2005 have not been sufficient to cover Concordia’s costs. The management of Concordia believes that because the Restructuring has been consummated Concordia will be able to continue as a going concern primarily as a result of reduction of the group’s total indebtedness and consequently  improvement in Concordia’s cash flow used in financing activities. Furthermore, Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. In addition, the improvements in compensation levels in new tenders with public transport authorities are continuing. The group’s long term ability to continue its operations is dependent on a successful future tendering process and continuing cost cutting initiatives as well as an improvement in cash flows.

The Company is highly leveraged as a result of the Senior Secured Notes outstanding, the Mezzanine Facility and significant operational lease obligations. This leverage has put additional pressure on the Company’s cash flows and has limited the Company’s ability to seek additional external funds. In the case we can not get the funds needed for financing our continous need for buses, existing cash and bank balances are not expected to be sufficient to cover future cash needs for potential operating losses, normal capital expenditures, mandatory interest payments and amortization on debt owed.

As a result of the Restructuring, the  €160,000,000 11% Senior Subordinated Notes due February 15, 2010 have been converted to equity amount of  97.5% of the issued ordinary share capital of Concordia, subject to a management incentive plan representing a maximum of 5% of the issued ordinary shares. In connection with the Restructuring, Concordia has borrowed €45,000,000 under the Mezzanine Facility of which approximately €35,000,000 has been contributed to Concordia Bus Nordic as an equity capital contribution to pay for the expenses of the restructuring and to cover its capital needs. The remaining amount has been used to cover restructuring expenses.

Concordia has approximately SEK 1,691 million of long-term debt due to third parties, including the Senior Secured Notes, the Mezzanine Facility and long term finance lease obligations but excluding operating lease obligations. Its ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore its ability to service its existing debt is dependent on the ability to transfer profit from Concordia Bus Nordic to Concordia. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits its ability to receive dividends from subsidiaries.

These financial statements have been prepared assuming that Concordia and its subsidiaries will be successful in their initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These financial statements have also been prepared under the assumption that during the 12 month period following the release of these financial statements: (i) Concordia Bus Nordic will be in compliance with its covenants associated with its Senior Secured

Notes, and (ii) Concordia will not become insolvent or bankrupt. If Concordia Bus Nordic were to be in breach of one or more of those covenants, and if the lenders so elected, the €130,000,000 Senior Secured Notes, which are classified as long term as of November 30, 2005, would become immediately due and payable.

Further, in the event of an acceleration under the Senior Secured Notes following a default, all or part of the leasing contracts covering a significant portion of Concordia Bus Nordic’s leases may be terminated at the option of the lessor. This could have a material adverse effect on Concordia’s business.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	September 1, 2005 – November 30, 2005	September 1, 2004 – November 30, 2004	March 1, 2005 – November 30, 2005	March 1, 2004 – November 30, 2004
CPTA – Sweden	868	861	2,473	2,529
CPTA – Norway	96	113	264	343
CPTA – Finland	104	111	306	306
Total CPTA	1,068	1,085	3,043	3,178
Express	90	81	278	257
Interbus	37	32	113	95
Total bus operations	1,195	1,198	3,434	3,530
Other revenue and group elimination	21	26	73	69
Total revenue	1,216	1,224	3,507	3,599

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	September 1, 2005 – November 30, 2005	September 1, 2004 – November 30, 2004	March 1, 2005 – November 30, 2005	March 1, 2004 – November 30, 2004
CPTA – Sweden	2	7	(71)	(13)
CPTA – Norway	1	1	5	10
CPTA – Finland	(4)	(3)	(14)	(9)
Total CPTA	(1)	5	(80)	(12)
Express	2	7	12	26
Interbus	(0)	2	4	8
Total Express and Interbus	2	9	16	34
Total bus operations	1	14	(64)	22
Goodwill amortization	(4)	(3)	(11)	(10)
Head office items and others	(27)	(14)	(76)	(34)
Total operating profit	(30)	(3)	(151)	(22)

Note 2. Interest expense and similar items

MSEK	September 1, 2005 – November 30, 2005	September 1, 2004 – November 30, 2004	March 1, 2005 – November 30, 2005	March 1, 2004 – November 30, 2004
Interest cost payable	(41)	(42)	(114)	(128)
Amortization of deferred financing costs	(2)	(3)	(7)	(7)
Other financial charges	4	(2)	(76)	(5)
Foreign exchange gains/(losses)	(18)	23	(51)	35
Total	(57)	(24)	(248)	(105)

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	November 30, 2005	February 28, 2005
Euro 130 million - Senior Secured Notes 9,125	1,238	1,176
Liabilities to credit institutions	1,238	1,176
Other long-term liabilities	10	12
Short term portion of finance lease obligations	6	8
Total debt	1,254	1,196

Less Cash and bank balance	(338)	(175)
Net indebtedness	916	1,021

Total debt	1,254	1,196
Short term portion of finance lease obligations	(6)	(8)
Total long term debt	1,248	1,188

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	November 30, 2005	February 28, 2005
Net present value of future lease payments
- Vehicles	1,024	829
- Real estate and other	41	46
Total	1,065	875

Note 5.  Pledged assets and contingent liabilities

MSEK	November 30, 2005	February 28, 2005
Pledged shares in subsidiaries	390	382
Floating charge certificates	132	132
Pledged assets	907	1,099
Total	1,429	1,613

As a result of the refinancing in Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of November 30, 2005:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingenior M.O. Schoyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighets AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 830,049,055;

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 76,563,813;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134 ;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 115,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Note 6. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2005	132	(276)	(144)
Shareholders contribution	—	333	333
Net loss for the period	—	(397)	(397)
Change in cumulative translation adjustment	—	25	25
Ending balance August 31, 2005	132	(315)	(183)

Note 7. Cash and cash equivalents

MSEK	November 30, 2005	February 28, 2005
Cash and bank balances	236	124
Restricted cash*	102	51
Total	338	175

* Restricted cash represent cash deposited for cash collateral in order to obtain bank guarantees in Concordia Bus Nordic AB, Ingenior M.O. Schoyens Bilcentraler AS, Swebus AB, Interbus AB, and Swebus Express AB. Ingenior M.O. Schoyens Bilcentraler AS and Swebus AB has also deposited cash collateral in connection with lease facilities.

SWEBUS AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THIRD QUARTER

(in millions of SEK except loss per share)	Note	September 1, 2005 – November 30, 2005	September 1, 2004 – November 30, 2004
		(Unaudited)	(Unaudited)

Net revenue		889	886

Fuel, tires and other consumables		(217)	(189)
Personnel costs		(471)	(468)
Operating lease charges	2	(136)	(145)
Other external costs		(96)	(103)
Gain (Loss) on sale of fixed assets		(1)	0
Depreciation and amortization		(3)	(4)
Operating Profit (Loss)		(35)	(23)

Interest income		7	2
Interest expense and similar items	1	(10)	(20)
Financial income and expenses		(3)	(18)
Loss after financial items		(38)	(41)

Taxes		0	0

Profit for the period		(38)	(41)

Profit per share (in SEK)		(12,542)	(13,641)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS PERIOD

(in millions of SEK except loss per share)	Note	March 1, 2005 – November 30, 2005	March 1, 2004 – November 30, 2004
		(Unaudited)	(Unaudited)

Net revenue		2,539	2,602

Fuel, tires and other consumables		(591)	(534)
Personnel costs		(1,372)	(1,421)
Operating lease charges	2	(432)	(434)
Other external costs		(281)	(300)
Gain (Loss) on sale of fixed assets		(4)	(1)
Depreciation and amortization		(10)	(11)
Operating Profit (Loss)		(151)	(99)

Interest income		15	9
Interest expense and similar items	1	(46)	(56)
Financial income and expenses		(31)	(47)
Loss after financial items		(182)	(146)

Taxes		0	0

Net loss for the period		(182)	(146)

Loss per share (in SEK)		(60,815)	(48,750)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED BALANCE SHEETS

ASSETS

(In millions of SEK)	Note	November 30, 2005	February 28, 2005
		(Unaudited)

Fixed assets

Buildings and land		1	1
Equipment, tools, fixtures and fittings		13	11
Vehicles		33	37
Total tangible fixed assets		47	49

Receivable due from group companies		486	290
Total financial fixed assets		486	290

Total fixed assets		533	339

Current assets

Inventories		24	24

Accounts receivable		312	250
Other current receivables		36	71
Receivable due from group companies		—	4
Accrued income and prepaid expenses		73	124
Total receivables		421	449

Cash and bank balances		—	131

Total current assets		445	604

TOTAL ASSETS		978	943

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SHAREHOLDERS’ EQUITY AND LIABILITIES

(in millions of SEK)	Note	November 30, 2005	February 28, 2005
		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (3000 shares at par value SEK 100)		0	0
Restricted earnings		0	0
Total restricted equity		0	0

Non-restricted equity
Retained earnings		31	352
Net loss		(182)	(321)

Total non-restricted equity		(151)	31

Total shareholder’s equity	3	(151)	31

Liabilities

Provisions:
Provisions for pensions and similar commitments		3	3
Provisions for loss contracts		20	49
Other liabilities		—	7
Total provisions		23	59

Non current liabilities
Financial leasing obligations		2	3
Total non current liabilities		2	3

Current liabilities
Short-term portion of financial leasing obligations		3	6
Accounts payable		108	160
Liabilities due to group companies		480	235
Cheque account		48	—
Other current liabilities		101	98
Accrued expenses and deferred income		364	351

Total current liabilities		1,104	850

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		978	943

	November 30, 2005	February 28, 2005
	(Unaudited)

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets
Floating charges	115	115
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB	1,238	1,176
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES	1,353	1,291

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED CASH FLOW STATEMENTS

	Note	March 1, 2005 – November 30, 2005	March 1, 2004 – November 30, 2004
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(182)	(146)
-Reversal of depreciation and amortization		10	11
-Reversal of capital (gains) losses		3	1
-Reversal of change of provisions		(36)	(29)
Change in interest receivables		(14)	6
Change in interest liabilities		(37)	10
Paid taxes		0	0
Unrealised exchange loss/(gain)		0	—
		(256)	(147)

Change in working capital
Increase (-)/decrease (+) in stock		0	1
Increase (-)/decrease (+) in current receivables		(154)	231
Increase (+)/decrease (-) in current liabilities		246	(129)

Net cash flow provided by (used in) operating activities		(164)	(44)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(14)	(38)
Sales of land, buildings, machinery and equipment		3	9
Net cash flow used in investing activities		(11)	(29)

Cash flow from financing activities
Payments of long-term borrowings		(4)	(3)
Net cash flow provided by (used in) financing activities		(4)	(3)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(179)	(76)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		131	175

CASH AND BANK BALANCES AT END OF PERIOD		(48)	99

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(All amounts in millions of SEK unless otherwise stated)

Organization

Swebus AB (‘‘Swebus’’) is a Swedish registered limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus AB (reg no 556576-4569). The primary operations of Swebus consist of providing regular bus services under contract to transit authorities in Sweden.

Accounting principles

The financial statements of Swebus have been prepared in accordance with accounting principles generally accepted in Sweden (‘‘Swedish GAAP’’) and, thus, have been prepared in accordance with the Swedish Annual Accounts Act, as well as in accordance with recommendation and statements from the recommendations of the Swedish Accounting Standards Board (‘‘Bokföringsnämnden’’ or ‘‘BFN’’). Swebus’ accounting policies have been applied consistently in all periods presented.

SWEBUS AB
NOTES TO FINANCIAL STATEMENTS

Note 1. Interest expense and similar items

MSEK	September 1, 2005 – November 30, 2005	September 1, 2004 – November 30, 2004	March 1, 2005 – November 30, 2005	March 1, 2004 – November 30, 2004
Interest cost payable	(5)	(23)	(34)	(61)
Other financial charges	(1)	(1)	(2)	(1)
Foreign exchange gains/(losses)	(4)	4	(10)	6
Total	(10)	(20)	(46)	(56)

Note 2. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	November 30, 2005	February 28, 2005
Net present value of future lease payments
- Vehicles	810	635
- Real estate and other	41	46
Total	851	681

Note 3. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2005	0	31	31
Net loss for the period	—	(182)	(182)
Change in cumulative translation adjustment	—	—	—
Ending balance November 30, 2005	0	(151)	(151)

The balance sheet as of November 30 shows that the equity of Swebus is below 50% of registered share capital. The Board of Directors in Concordia Bus Nordic has issued a capital cover guarantee, granting Swebus a capital injection from the Parent company Concordia Bus Nordic. A capital injection is planned to be executed prior to year-end.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: January 19, 2006	By:	/s/ Per Skargard
Per Skargard
Chief Financial Officer